[Dechert Letterhead]

July 28, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 159 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information for two of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on July 29, 2011. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7133 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Jessica Howell
Jessica Howell

cc:	John V. O’Hanlon

Mary Beth Rhoden

200 Clarendon Street 27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JILL R. DAMON

jill.damon@dechert.com
+1 617 728 7135 Direct
+1 617 725 8397 Fax

July 28, 2011

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post Effective Amendment No. 150 to the Registration Statement of Russell Investment Company Filed on March 18, 2011

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on Tuesday, May 24, 2011 regarding the prospectus and SAI contained in Post-Effective Amendment No. 150 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2011. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated.

1.	Comment:	Please make the Tandy representations as EDGAR correspondence.

	Response:	The requested representations will be made.

2.	Comment:	Please explain the significance of the date in the name of each Fund. Please explain how it relates to a shareholder’s date of retirement.

	Response:	As stated in the Fund’s Item 4 and Item 9 disclosure, the date included in each Fund’s name represents the date each Fund intends to make its last annual distribution. Unlike target date funds, which are intended for pre-retirement wealth accumulation, the Fund is

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington  DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing

Hong Kong

intended to provide for distribution (or “decumulation”) of assets during retirement. As disclosed in the “Other Important Considerations” section of the prospectus, the specific relationship between the date a Fund intends to make its last annual distribution and the date of a shareholder’s retirement depends on the retirement income needs of the individual shareholder (e.g., the shareholder’s income or cash flow needs and other sources of income or cash flow).

3.	Comment:	Please delete the cross-reference in the last sentence of the second paragraph of the “Fees and Expenses of the Fund” section (“Please see the Expense Notes section of the Fund’s Prospectus…”) or move it post-Item 8.

	Response:	The Registrant respectfully declines to delete or move the cross-reference to the more fulsome disclosure in the “Expense Notes” section of the statutory prospectus. While the Registrant recognizes that the instructions to Form N-1A do not require such a cross-reference, it believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the fees and expenses of the Fund and that omitting such reference may suggest to shareholders that all information relating to the Fund is contained in the summary.

4.	Comment:	Per Instruction 2(a)(i) to Item 3 of Form N-1A, please relocate the text included in the footnote to the “Maximum Deferred Sales Charge (Load)” line item to a parenthetical to the “Maximum Deferred Sales Charge (Load)” caption.

	Response:	The Registrant respectfully declines to relocate the information contained in the footnote to a parenthetical to the “Maximum Deferred Sales Charge (Load)” caption. Instruction 2(a)(i) to Item 3 permits the Registrant to include, in a footnote to the “Maximum Deferred Sales Charge (Load)” line item, a narrative explanation of the sales charge. The Registrant believes that its placement of the information in a footnote is consistent with this instruction and also believes that such placement facilitates an investor’s understanding of the “Shareholder Fees” table.

5.	Comment:	Please confirm that the fee waiver arrangement described in the footnote to the “Annual Fund Operating Expenses” table will reduce the Fund’s operating expenses for no less than one year from the effective date of the registration statement.

	Response:	The Registrant confirms that the fee waiver arrangement described in the footnote to the “Annual Fund Operating Expenses” table will reduce the Fund’s operating expenses for no less than one year from the effective date of the registration statement. The footnote has been revised to indicate that the fee waiver will continue through April 29, 2013.

6.	Comment:	Please confirm the accuracy of the Funds’ “Other Expenses” included in the “Annual Fund Operating Expenses” tables. Please explain why these figures appear higher than those of other funds.

	Response:	The Registrant has confirmed its calculations and adjusted the “Other Expenses” figures included in the “Annual Fund Operating Expenses” tables for each Fund. As the Funds are new, “Other Expenses” are estimated amounts for the current fiscal year based on low projected asset levels.

7.	Comment:	In the “Annual Fund Operating Expenses” table, please add a footnote defining “Acquired Fund Fees and Expenses.” This footnote should precede the current footnote to the table.

Response:

The Registrant notes that the following is located in the “Expense Notes” section of the prospectus:

“Shareholders in the Funds bear indirectly the proportionate expenses of the Underlying Funds in which they invest. These expenses are reflected in Acquired (Underlying) Fund Fees and Expenses.”

In addition, such a footnote is neither permitted nor required by Form N-1A. Accordingly, no changes have been made in response to this comment.

8.	Comment:	Please confirm that the contractual fee waivers have been filed as exhibits. In addition, please confirm that there are no recoupment privileges under the fee waivers.

	Response:	The Registrant confirms that it will file the contractual fee waivers as exhibits to the 485(b) filing. In addition, the Registrant confirms that there are no recoupment privileges under the fee waivers.

9.	Comment:	Please define the term “decumulation” in plain English.

	Response:	The disclosure included in the “Principal Investment Strategies of the Fund” section currently states that the Fund “...is intended to provide for distribution (or ‘decumulation’) of assets during retirement.” The Registrant believes that this disclosure is sufficiently clear for investors. Accordingly, no changes have been made in response to this comment.

10.	Comment:	Please revise the “Principal Investment Strategies of the Fund” section to clarify that the bulk of decumulated assets will constitute a return of capital.

	Response:	The Registrant respectfully submits that the bulk of decumulated assets will not necessarily constitute a return of capital. Accordingly, the Registrant respectfully declines to make the requested change. However, the Registrant has revised each Fund’s “Principal Investment Strategies of the Fund” and “Investment Objective and Investment Strategies of the Funds” sections to disclose that a “substantial portion” of the Fund’s distributions could constitute a return of capital.

11.	Comment:	In the last sentence of the first paragraph of the “Principal Investment Strategies of the Fund” section, please replace the word “may” with the word “will,” so that the revised sentence reads as follows: “This distribution is not guaranteed and will include a return of capital.”

	Response:	The Registrant respectfully submits that the annual target distributions will include a return of capital only in the event that the Required Tax Distributions are less than the annual target distribution. Accordingly, the Registrant respectfully declines to make the requested change.

12.	Comment:	In the last paragraph of the “Principal Investment Strategies of the Fund” section, please state that the Fund is a fund of funds.

	Response:	The Registrant has added this statement to the first sentence of the fourth paragraph of the “Principal Investment Strategies of the Fund” section.

13.	Comment:	In the “Principal Investment Strategies of the Fund” section, please summarize the investment strategies of the Underlying Funds.

	Response:	As described in the “Principal Investment Strategies of the Fund” section and the “Investments of the Funds” sub-section of the “Investment Objective And Investment Strategies of the Funds” section, each Fund uses a dynamic asset allocation investment strategy. Pursuant to this strategy, the Underlying Funds to which the Funds allocate their assets and the percentage allocations will change over time and a Fund may not always invest in all of the Underlying Funds. In addition, the Funds may in the future invest in other funds which are not currently Underlying Funds. The Registrant believes that it would not be helpful to investors to summarize the investment strategies of the Underlying Funds in which the Funds currently invest in the “Principal Investment Strategies of the Fund” section. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

14.	Comment:	In the “Principal Investment Strategies of the Fund” section, please define the term “distribution overage” in plain English and explain how a distribution overage occurs.

	Response	The Registrant notes that the “Principal Investment Strategies of the Fund” section of the prospectus clearly states that Distribution Overages occur when Required Tax Distributions are greater than the annual target distribution. The Registrant respectfully submits that this disclosure with respect to the “Distribution Overage” concept is sufficiently clear for investors and notes that an example titled “Impact Of Distribution Overages And Return Of Capital” is provided in Appendix A. Accordingly, no changes have been made in response to this comment.

15.	Comment:	Please confirm whether shareholders receive advance notice in the event that the Fund is unable to meet its annual target distribution of $0.70 per share.

	Response:	Shareholders do not receive advance notice in the event that the Fund is unable to meet its annual target distribution of $0.70 per share. The Registrant notes, however, that it is unlikely that a Fund would be unable to make its annual target distribution, as distributions may include a return of capital. Moreover, as disclosed in the “Early Fund Liquidation” sub-section of the “Other Important Considerations” section, a Fund may be liquidated prior to the end of its term if the assets of the Fund are not sufficient to sustain the continued operations of the Fund. In addition, the Registrant notes that it currently distributes annual notices to shareholders pursuant to Rule 19a-1 under the Investment Company Act of 1940, which disclose each investor’s estimated annual return of capital. Subsequently, each investor receives a Form 1099 for tax purposes that discloses the actual annual return of capital.

Please call me at (617) 728-7135 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Jill R. Damon
Jill R. Damon

cc:	John V. O’Hanlon

Mary Beth Rhoden

Russell Investment Company

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

July 28, 2011

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 002-71299

Investment Company Act File No. 811-3153

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 150 (“PEA 150”) filed by Russell Investment Company (“Trust”) on March 18, 2011, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 150 and Post-Effective Amendment No. 159 filed by the Trust on July 28, 2011;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Mary Beth Rhoden
Mary Beth Rhoden
Secretary and Associate General Counsel
Russell Investment Company